SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RHI Entertainment Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)

74957T 104
(CUSIP Number)

David Tomasello
Attiva Capital Partners LTD
275 Madison Avenue, 4th Floor
New York, New York 10016
Telephone: (917) 668-1217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	74957T 104

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ATTIVA CAPITAL PARTNERS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BVI

NUMBER OF	7	SOLE VOTING POWER
SHARES	44,500 Shares (equal to 3.295% of the share capital)
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH	714,000 shares (equal to 5.286% of the share capital0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
44,500
10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
ATTIVA CAPITAL PARTNERS LTD 44,500 shares (equal to 0.3295% of the share capital)
ANTONIO TOMASELLO 600,000 shares (equal to 4.442% of share capital)
DAVID TOMASELLO 50,000 shares (equal to 0.3702% of the share capital)
COMMETASA 19,400 shares ( equal to 0.1436% of the share capital)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

INTRODUCTION

ITEM 1. Security and Issuer

The class of equity security to which this Schedule 13D relates is the common stock, $.01 par value (the “Common Stock”), of RHI Entertainment, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1325 Avenue of the Americas, New York, New York 10019.

ITEM 2. Identity and Background
Attiva Capital Partners LTD – The purpose of business of Attiva Reporting Person is financial investing. The Attiva Reporting Person is a Limited Partnership incorporated under the laws of British Virgin Island. The members of the Attiva Reporting Person are David Tomasello and Gonzalo Mendoza. David Tomasello is the Managing Partner of the Attiva reporting person.
The address and principal offices of business of the Attiva Reporting person is: 275 Madison Avenue, 4th Floor, new York, NY 10016.  Attiva Capital Partners LTD is organized in BVI

The Antonio Tomasello Reporting Person is a citizen of Italy and father of David Tomasello having residence  in Avenida Cristobal Colon, Residencias Vista Azul, Penthouse A, Cumana, Estado Sucre 6101, Venezuela

The David Tomasello Reporting Person is a citizen of Venezuela, son of Antonio Tomasello. David Tomasello is Chairman of Commetasa and Managing Partner of the Attiva Reporting Person. David Tomasello residence is in Avenida Cristobal Colon, edificio Flavesa, Cumana, Estado Sucre 6101, Venezuela

The Commetasa Reporting Person is a privately held corporation, incorporated under the law of  Venezuela. The purpose of Commetasa is carrying out heavy metal work in Venezuela. David Tomasello serves as its Chairman. The address of principal business and principal offices of business of Commetasa is: Zona Industrial El Penon, Avenida Principal, Cumana, Estado Sucre 6101, Venezuela

ITEM 3. Source and Amount of Funds or Other Consideration

The Attiva reporting Person and the Commetasa Reporting Person used Working Capital to make all acquisitions of  RHIE Common Stck currently owned by each of them, respectively.

The Antonio Tomasello Reporting Person and the David Tomasello Reporting Person used Personal Funds to make all acquisitions of RHIE Common Stock currently owned by each of them, respectively.

ITEM 4. Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as he or it deems appropriate in particular, but without any limitation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board of directors or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Company, purchasing additional shares of Common Stock, selling some or all of his or its  Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, gaining representation on the board of directors, including without limitation by nominating any director or officer selected by the Reporting Persons, or changing his or its intention with respect to any and all matters referred to in this Item 4.

In particular the Attiva Reporting Person strongly believes that the creditors of RHI Entertainment Inc. should consider exchanging the debt for a preferred equity with a liquidation preference convertible into voting shares of RHIE with a three year PIK dividend to get the cash flow necessary to solve the company liquidity issue.

ITEM 5. Interests in Securities of the Company

(a)	ATTIVA CAPITAL PARTNERS LTD owns 44,500 shares (equal to 0.3295% of the share capital)
ANTONIO TOMASELLO owns 600,000 shares (equal to 4.442% of share capital)
DAVID TOMASELLO owns 50,000 shares (equal to 0.3702% of the share capital)
COMMETASA 1owns 9,400 shares ( equal to 0.1436% of the share capital)

(b)
The Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of  44,500 shares of the Company Common Stock. Antonio Tomasello has granted David Tomasello, son of Antonio Tomasello, the sole power to vote or direct the vote of 600,000 shares of the Company Common Stock. Commetasa has granted David Tomasello, Chairman of commetasa, the sole power to vote or direct the vote of 19,400 shares of the Company Common Stock

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

(a)
As indicated in item 5(b), The Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of  44,500 shares of the Company Common Stock. Antonio Tomasello has granted David Tomasello, son of Antonio Tomasello, the sole power to vote or direct the vote of 600,000 shares of the Company Common Stock. Commetasa has granted David Tomasello, Chairman of commetasa, the sole power to vote or direct the vote of 19,400 shares of the Company Common Stock

(b)
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any security of the Issuer, other than those disclosed in the present filing.

ITEM 7. Material to be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30th, 2010

/s/ David Tomasello
David Tomasello, as managing partner of Attiva Capital Partners LTD